MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of Securities Registered in the Securities Registry

Santiago, July 30, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Communicate MATERIAL FACT
_______________________________

To Whom It May Concern:

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18,045, as well as General Rule No. 30, and duly authorized to this effect, I hereby report the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”):

As reported in the Material Facts dated June 27, 2025, and July 29 and 30, 2025, the Company ultimately registered a pro rata mechanism of an OFB (“Oferta Firme en Bloque” or “OFB”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”) for the purchase, through said pro rata mechanism, of up to 20,550,887,837 shares of the Company in order to implement the new share repurchase program approved at the Extraordinary Shareholders’ Meeting of the Company held on June 26, 2025.

The OFB was duly registered in the Exchange’s systems effective as of July 1, 2025, for a term of 30 days, that is, from July 1 through July 30, 2025. The final OFB price was set at CLP$20.6 (twenty point six pesos, legal currency in Chile) per share.

Now that the deadline for submitting orders for the OFB has passed as of today, and thus the validity period has expired, the OFB is declared fully successful, as acceptance orders were received for a total of 62,260,449,934 of the Company’s shares, which exceeds the aforementioned maximum number of shares defined in the OFB. Said 62,260,449,934 shares ultimately represent 302.96% of such maximum amount.

Accordingly, under the OFB, the Company will acquire 20,550,887,837 shares of the Company, representing 3.4% of the outstanding shares into which the Company’s share capital is divided, at the aforementioned price of CLP$20.6 (twenty point six pesos, legal currency in

Chile) per share. Given that there was an oversubscription of shares accepted for sale relative to the total number of shares the Company offered to purchase under the OFB, the Company will acquire such shares at the effective pro rata ratio to be determined and announced by the Exchange this Thursday, July 31, 2025.

The settlement process and other implementation details of the OFB are being handled by Banchile Corredores de Bolsa S.A. and LarrainVial S.A. Corredora de Bolsa.

Sincerely,

Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange